UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF NOVEMBER 2021

COMMISSION FILE NUMBER 001-39081
BioNTech SE
(Translation of registrant’s name into English)
An der Goldgrube 12
D-55131 Mainz
Germany
+49 6131-9084-0
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F: Form 20‑F ☒ Form 40‑F ☐
Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On November 19, 2021, BioNTech SE (the “Company”) and Pfizer Inc. today announced that the U.S. Food and Drug Administration (FDA) has expanded the emergency use authorization (EUA) of a booster dose of the Pfizer-BioNTech COVID-19 Vaccine to include individuals 18 years of age and older. The press release is attached hereto as Exhibit 99.1.

SIGNATURE
Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioNTech SE

By:	/s/ Dr. Sierk Poetting
Name: Dr. Sierk Poetting
Title: Chief Operating Officer
Date: November 19, 2021

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Pfizer and BioNTech Receive Expanded U.S. FDA Emergency Use Authorization of COVID-19 Vaccine Booster to Include Individuals 18 and Older